July 30, 2019

VIA EDGAR AND FEDERAL EXPRESS

Joshua Shainess

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                                                                             TTEC Holdings, Inc.

Registration Statement on Form S-3

Filed July 22, 2019

File No.: 333-232756

Ladies and Gentlemen:

On behalf of our client, TTEC Holdings, Inc. (the “Company”), we submit this letter in response to an oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission via telephone conversations on July 26 and 29, 2019 relating to the above referenced Registration Statement on Form S-3.  We are concurrently filing via EDGAR this letter and are providing to the Staff by overnight delivery a copy of this letter. The Company’s response is preceded by a reproduction of the Staff’s verbal comment.

We note that your choice of forum bylaws identify a state court located within the State of Delaware as the exclusive form for certain litigation, including any “derivative action,” or, if no state Delaware court has jurisdiction, the federal district court for Delaware.  Please tell us and disclose in future filings (in a Risk Factor) whether this provision imposes any limitation on a stockholder’s ability to bring a claim in a jurisdiction that it might otherwise choose for claims to enforce any duty or liability under the Exchange Act or Securities Act, or the rules and regulations thereunder. In that disclosure please state that there is uncertainty regarding whether a court would enforce these provisions if the Company sought to limit jurisdiction to a state court, and that stockholders would not be deemed to have waived the Company’s compliance with federal securities law and the rules and regulations thereunder.

Company Response:

Section 6.8 of the Company’s Amended and Restated Bylaws provides that the sole and exclusive forum for certain actions, which may include federal claims, including derivative claims, shall be a state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware.

The Company acknowledges that the enforceability of these provisions has been challenged in legal proceedings and that it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Company’s Amended and Restated Bylaws to be inapplicable or unenforceable in such action. The Company agrees that it will acknowledge in its future filings, including its risk factor disclosures, that the portion of this provision requiring the state courts of the State of Delaware be the exclusive forum for certain suits would (i) not be enforceable with respect to any suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, and (ii) have uncertain enforceability with respect to claims under the Securities Act of 1933, as amended, and that the Company’s stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Should the Staff have additional questions or comments concerning the foregoing, please do not hesitate to contact me via phone at (303) 454-2414 or via e-mail at Paul.Hilton@hoganlovells.com.

Sincerely,

/s/ Paul Hilton
Paul Hilton
Hogan Lovells US LLP
(303) 454-2414
Paul.Hilton@hoganlovells.com

cc:                                Margaret McLean, Senior Vice President, General Counsel and Corporate Secretary, TTEC Holdings, Inc.